Annexon, Inc.

180 Kimball Way, Suite 200

South San Francisco, CA 94080

July 21, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Deanna Virginio
Joseph McCann
Mary Mast
Angela Connell

Re:	Annexon, Inc. Registration Statement on Form S-1 (Registration No. 333- 239647)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-239647) (the “Registration Statement”) of Annexon, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on July 23, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014 or Kathleen Wells at (650) 463-2677.

Thank you for your assistance in this matter.

Very truly yours, ANNEXON, INC.

By:	/s/ Douglas Love
Douglas Love, Esq.
President and Chief Executive Officer

cc:	Jennifer Lew, Annexon, Inc.
Brian Cuneo, Latham & Watkins LLP
Kathleen Wells, Latham & Watkins LLP
Charles Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Michael Tenta, Cooley LLP
David Peinsipp, Cooley LLP